Exhibit 99.1

Rogers Reports First Quarter 2010 Financial and Operating Results

Adjusted Operating Profit up 16% as Revenue Grows 5% to $2.9 Billion and Margins
Expand in each of Wireless, Cable Operations and Media;

Wireless Data Revenue Growth Continues Strong at 40%;

Strong Wireless Network and Cable Operations Revenue Increases Combine with
Cost Efficiencies to Drive Adjusted Operating Profit Growth of 17% for Wireless and 10% for Cable Operations;

Increases in TV, Sportsnet, and The Shopping Channel Sales Combine with Cost Reduction
Initiatives to Drive Solid Revenue and Adjusted Operating Profit Growth at Media;

Consolidated First Quarter Free Cash Flow up 27%, Adjusted Net Income up 59%, and Adjusted Earnings Per Share up 73%;

Share Buybacks and Dividends Total $477 Million During Quarter

TORONTO (April 28, 2010) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2010.

Financial highlights are as follows:

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2010	2009	% Chg

Operating revenue	$2,887	$2,747	5
Operating profit(1)	1,122	1,082	4
Net income	380	309	23
Basic and diluted net income per share	$0.64	$0.49	31

As adjusted:(2)
Operating profit(1)	$1,163	$1,005	16
Net income	408	256	59
Basic and diluted net income per share	$0.69	$0.40	73

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items; and (iv) in respect of net income and net income per share, the related income tax impact of the above amounts.

“Our first quarter results reflect continued top line growth combined with good traction on cost controls. We delivered double-digit adjusted operating profit growth, margin expansion at all three segments, and a 27% increase in free cash flow,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications. “Our focus on wireless data and attracting and retaining higher value customers continues to pay dividends, while the improved results in our Media division reflect the actions we took in 2009 to improve our ratings and cost structure. Across the board we are off to a solid start in 2010.”

Rogers Communications Inc.	1	First Quarter 2010

Highlights of the first quarter of 2010 include the following:

•
Generated consolidated quarterly revenue growth of 5%, with Wireless network growth of 7%, and growth of 6% at Cable Operations and 6% at Media. Wireless and Cable Operations adjusted operating profit increased by 17% and 10%, respectively, while Media returned to a profit position with $18 million growth in adjusted operating profit versus the first quarter of 2009. This was partially offset by the revenue decline at Retail. Revenue growth and cost reduction initiatives combined to drive adjusted operating profit margin expansion of 370 basis points on a consolidated basis, with Wireless network margins up 440 basis points, Cable Operations margins up 160 basis points, and Media margins up 620 basis points.

•
Wireless network revenue growth was fuelled by data revenue growth of 40% and postpaid net subscriber additions of 47,000. Wireless data revenue now comprises 26% of Wireless network revenue and was helped by the activation and upgrade of approximately 348,000 additional smartphone devices during the quarter, predominantly iPhone, BlackBerry and Android devices, of which approximately 35% were for subscribers new to Wireless. This resulted in subscribers with smartphones representing 33% of the overall postpaid subscriber base at March 31, 2010, up from 23% at March 31, 2009, and generating ARPU nearly twice that of voice only subscribers.

•
Additions of television, Internet and telephony subscribers at Cable all improved from the prior year with Internet subscriber penetration at 71% of television subscribers, digital penetration at 74% of television households, and residential voice-over-cable telephony penetration at 42% of television subscribers.

•
Wireless announced a strategic business relationship with TBayTel to extend HSPA service across Northern Ontario giving Rogers and TBayTel customers significantly expanded 3G coverage across communities and major highway corridors covering an area of close to 300,000 square kilometers.

•
Wireless, through its 50%-owned Inukshuk Wireless Partnership, entered into an agreement to acquire from Craig Wireless approximately 61 MHz of broadband radio service spectrum in the 2500 to 2690 MHz frequency range across the provinces of British Columbia and Manitoba, as well as between 6 to 24 MHz of miscellaneous spectrum in certain Manitoba markets.

•
Cable announced that the Rogers On Demand Online portal, Canada's leading online destination for primetime and specialty TV programming, movies, sports and web-only extras, is now experiencing in excess of two million page views per month and has almost 100,000 registered users. By expanding the TV experience to the Internet, our Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a rapidly expanding library of top programming wherever they have an Internet connection in Canada.

•
Cable acquired 100% of the outstanding common shares of Blink Communications, a facilities-based, data network service provider that delivers next generation and leading edge services to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga, Ontario areas.

Rogers Communications Inc.	2	First Quarter 2010

•
Our Board of Directors approved a 10% increase in the annualized dividend rate to $1.28 per share on February 17, 2010, and immediately declared a quarterly dividend of $0.32 a share on each of our outstanding shares at the new, higher rate. The Board also approved the renewal of a normal course issuer bid to repurchase up to $1.5 billion of Rogers’ Class B shares on the open market during the following twelve months.

•	We repurchased 9 million RCI Class B Non-Voting shares for $302 million during the quarter under our $1.5 billion share buyback program and paid dividends on our common shares totalling $175 million.

•
For the quarter, our free cash flow, defined as adjusted operating profit less property, plant and equipment expenditures and interest, was $629 million representing an increase of 27% from the same quarter last year while adjusted net income grew by 59%. On a per share basis, free cash flow increased by 37% over the same period reflecting share buybacks over the past year which decreased the base of outstanding shares, while adjusted earnings per share increased by 73%.

This management’s discussion and analysis (“MD&A”), which is current as of April 27, 2010, should be read in conjunction with our First Quarter 2010 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2009.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our cable communications operations, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	First Quarter 2010

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2010	2009	% Chg

Operating revenue
Wireless	$1,662	$1,544	8
Cable
Cable Operations	789	743	6
RBS	133	128	4
Rogers Retail	89	102	(13)
Corporate items and eliminations	(14)	(5)	180
	997	968	3
Media	301	284	6
Corporate items and eliminations	(73)	(49)	49
Total	2,887	2,747	5

Adjusted operating profit (loss)(1)
Wireless	832	710	17
Cable
Cable Operations	340	308	10
RBS	8	15	(47)
Rogers Retail	(4)	1	n/m
	344	324	6
Media	8	(10)	n/m
Corporate items and eliminations	(21)	(19)	11
Adjusted operating profit(1)	1,163	1,005	16
Stock-based compensation recovery (expense)(2)	(24)	81	n/m
Integration and restructuring expenses(3)	(2)	(4)	(50)
Other items, net(4)	(15)	-	n/m
Operating profit(1)	1,122	1,082	4
Other income and expense, net(5)	742	773	(4)
Net income	$380	$309	23

Basic and diluted net income per share	$0.64	$0.49	31

As adjusted:(1)
Net income	$408	$256	59
Basic and diluted net income per share	$0.69	$0.40	73

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$199	$174	14
Cable
Cable Operations	118	104	13
RBS	6	8	(25)
Rogers Retail	1	3	(67)
	125	115	9
Media	5	14	(64)
Corporate	37	56	(34)
Total	$366	$359	2

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three months ended March 31, 2010, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of Blink Communications Inc. (“Blink”). In the three months ended March 31, 2009, costs incurred relate to the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”) and the closure of certain Rogers Retail stores.

(4)	Relates to resolution of obligations and accruals relating to prior periods.
(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	4	First Quarter 2010

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010	2009	% Chg

Operating revenue
Postpaid	$1,515	$1,406	8
Prepaid	66	67	(1)
Network revenue	1,581	1,473	7
Equipment sales	81	71	14
Total operating revenue	1,662	1,544	8

Operating expenses before the undernoted
Cost of equipment sales	237	225	5
Sales and marketing expenses	111	140	(21)
Operating, general and administrative expenses	482	469	3
	830	834	-
Adjusted operating profit(1)	832	710	17
Stock-based compensation recovery (expense) (2)	(5)	10	n/m
Integration and restructuring expenses(3)	(1)	-	n/m
Other items, net(4)	(10)	-	n/m
Operating profit(1)	$816	$720	13

Adjusted operating profit margin as % of network revenue(1)	52.6%	48.2%

Additions to PP&E(1)	$199	$174	14

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	In the three months ended March 31, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.
(4)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	5	First Quarter 2010

Summarized Wireless Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2010	2009	Chg

Postpaid
Gross additions	278	315	(37)
Net additions	47	104	(57)
Total postpaid retail subscribers	7,026	6,554	472
Average monthly revenue per user ("ARPU")(1)	$72.14	$72.15	$(0.01)
Average monthly minutes of usage	557	570	(13)
Monthly churn	1.10%	1.09%	0.01%

Prepaid
Gross additions	128	130	(2)
Net losses	(34)	(32)	(2)
Total prepaid retail subscribers	1,481	1,460	21
ARPU(1)	$14.70	$15.10	$(0.40)
Average monthly minutes of usage	105	117	(12)
Monthly churn	3.59%	3.63%	(0.04%)

Blended ARPU(1)	$62.02	$61.57	$0.45
Blended average monthly minutes of usage	476	484	(8)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

The year-over-year decrease in net subscriber additions for the quarter primarily reflects cautious sales and marketing spending in the current year period due to significantly intensified advertising and promotional activity associated with a 2010 Vancouver Olympic sponsorship by a main competitor, a perception of a generally soft market during portions of the quarter, an increased level of competitive intensity, and a significantly higher than usual market share of subscriber additions by Wireless in the prior year period.

The increase in network revenue for the three months ended March 31, 2010, compared to the corresponding period of 2009, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended ARPU increased by 0.7%, which reflects higher wireless data and long-distance revenues, partially offset by the declines in roaming volumes and out-of-plan usage revenues driven down by a combination of economic softness, the creation over the past year of voice and data roaming value plans for frequent travelers, and general competitive intensity. The decline in roaming revenue is net of an estimated $8 million one-time benefit associated with roaming by international visitors to the Vancouver Olympics.

For the three months ended March 31, 2010, wireless data revenue increased by approximately 40% over the corresponding period of 2009, to $415 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of e-mail, wireless Internet access, text messaging and other wireless data services. For the three months ended March 31, 2010, data revenue represented approximately 26% of total network revenue, compared to 20% in the corresponding period of 2009.

Rogers Communications Inc.	6	First Quarter 2010

Wireless activated and upgraded approximately 348,000 smartphone devices, predominately iPhone, BlackBerry and Android devices, of which approximately 35% were for subscribers new to Wireless, during the three months ended March 31, 2010. This resulted in subscribers with smartphones representing 33% of the overall postpaid subscriber base as at March 31, 2010, compared to 23% as at March 31, 2009. These subscribers have committed to new multi-year-term contracts, and generate ARPU nearly twice that of voice only subscribers.

Wireless’ success in maintaining the low level of postpaid churn reflects targeted customer retention programs and continued enhancements in network coverage and quality.

Wireless Equipment Sales

The year-over-year increase in the equipment sales component of revenue, including activation fees and net of equipment subsidies, for the three months ended March 31, 2010, versus the corresponding period of 2009, reflects the increasing mix of smartphones sold to new customers and to existing customers who chose to upgrade their devices.

Wireless Operating Expenses

	Three months ended March 31,
(In millions of dollars)	2010	2009	% Chg

Operating expenses
Cost of equipment sales	$237	$225	5
Sales and marketing expenses	111	140	(21)
Operating, general and administrative expenses	482	469	3
Operating expenses before the undernoted	830	834	-
Stock-based compensation expense (recovery)(1)	5	(10)	n/m
Integration and restructuring expenses(2)	1	-	n/m
Other items, net(3)	10	-	n/m
Total operating expenses	$846	$824	3

(1)	See the section entitled “Stock-based Compensation”.
(2)	In the three months ended March 31, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.
(3)	Relates to resolution of obligations and accruals relating to prior periods.

The increase in cost of equipment sales for the three months ended March 31, 2010, compared to the corresponding period of 2009, was primarily the result of a higher volume of hardware upgrades by existing subscribers versus the prior period and a higher average cost of more sophisticated devices.

Sales and marketing expenses decreased 21% compared to the prior year quarter due to lower sales volumes as well as savings resulting from cost cutting initiatives. Wireless’ marketing campaigns during the quarter were generally less robust than during the prior year period in order to prevent dilution by the significant 2010 Olympic coverage and related advertising campaigns by competitors.

Rogers Communications Inc.	7	First Quarter 2010

The year-over-year increase in operating, general and administrative expenses for the first quarter, excluding retention spending discussed below, was driven by a combination of growth in the Wireless subscriber base and increases in information technology and customer care, predominately offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $155 million in the three months ended March 31, 2010, compared to $143 million in the corresponding period of 2009. The retention spending for the three months ended March 31, 2010 increased compared to the corresponding period of 2009 as a result of a modestly higher volume of upgrade activity by existing subscribers versus the prior period.

Wireless Adjusted Operating Profit

The 17% year-over-year increase in adjusted operating profit and adjusted operating profit margin of 52.6% on network revenue (which excludes equipment sales revenue) for the three months ended March 31, 2010 primarily reflects the increase in network revenue and the decrease in the total operating expenses discussed above.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended March 31,
(In millions of dollars)	2010	2009	% Chg

Additions to PP&E
Capacity	$128	$90	42
Quality	43	50	(14)
Network - other	6	14	(57)
Information technology and other	22	20	10
Total additions to PP&E	$199	$174	14

Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the deployment of our HSPA+ network. Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs, and network sectorization work. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

Capacity spending increased over the prior year period due to the expansion and augmentation of the network due to continued migration of subscribers to the HSPA Network and subscriber additions. During the first quarter of 2010, HSPA roll out covering 88% of Canadian population was completed. Quality PP&E decreased due to lower expenditures on our access network.  Network - other expenditures decreased over the prior year period due to lower project activity levels.

Rogers Communications Inc.	8	First Quarter 2010

CABLE

Summarized Cable Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg

Operating revenue
Cable Operations(2)	$789	$743	6
RBS	133	128	4
Rogers Retail	89	102	(13)
Intercompany eliminations	(14)	(5)	180
Total operating revenue	997	968	3

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	340	308	10
RBS	8	15	(47)
Rogers Retail	(4)	1	n/m
Adjusted operating profit(3)	344	324	6
Stock-based compensation recovery (expense)(4)	(3)	25	n/m
Integration and restructuring expenses(5)	(1)	(4)	(75)
Other items, net(6)	(5)	-	n/m
Operating profit(3)	$335	$345	(3)

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	43.1%	41.5%
RBS	6.0%	11.7%
Rogers Retail	(4.5%)	1.0%

Additions to PP&E(3)
Cable Operations(2)	$118	$104	13
RBS	6	8	(25)
Rogers Retail	1	3	(67)
Total additions to PP&E	$125	$115	9

(1)	The operating results of Blink are included in RBS’ results of operations from the date of acquisition on January 29, 2010.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three months ended March 31, 2010, costs incurred relate to the integration of Blink. In the three months ended March 31, 2009, costs incurred relate to the integration of Futureway and Aurora Cable, and the closure of certain Rogers Retail stores.

(6)	Relates to resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	9	First Quarter 2010

CABLE OPERATIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010	2009	% Chg

Operating revenue
Core Cable	$457	$428	7
Internet	204	186	10
Rogers Home Phone	128	129	(1)
Total Cable Operations operating revenue	789	743	6

Operating expenses before the undernoted
Sales and marketing expenses	52	55	(5)
Operating, general and administrative expenses	397	380	4
	449	435	3
Adjusted operating profit(1)	340	308	10
Stock-based compensation recovery (expense)(2)	(3)	23	n/m
Integration and restructuring expenses(3)	-	(1)	n/m
Other items, net(4)	(7)	-	n/m
Operating profit(1)	$330	$330	-

Adjusted operating profit margin(1)	43.1%	41.5%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	In the three months ended March 31, 2009, costs incurred relate to the integration of Futureway and Aurora Cable.
(4)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	10	First Quarter 2010

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2010	2009	Chg

Cable homes passed	3,646	3,560	86

Television
Net additions (losses)	1	(8)	9
Total television subscribers	2,296	2,312	(16)

Digital cable
Households, net additions	26	35	(9)
Total households	1,689	1,585	104

Cable high-speed Internet
Net additions(1)	17	11	6
Total cable high-speed Internet subscribers(1)	1,636	1,582	54

Cable telephony lines
Net additions and migrations(2)	22	17	5
Total cable telephony lines	959	857	102

Total cable service units (3)
Net additions	40	20	20
Total cable service units	4,891	4,751	140

Circuit-switched lines
Net losses and migrations(2)	(16)	(23)	7
Total circuit-switched lines	108	192	(84)

(1)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 4,000 and 9,000 at March 31, 2010 and 2009, respectively. In addition, net additions exclude ADSL subscriber losses of 1,000 and 2,000 in the three months ended March 31, 2010 and 2009, respectively.

(2)	Includes approximately 3,000 and 5,000 migrations from circuit-switched to cable telephony for the three months ended March 31, 2010 and 2009, respectively.
(3)	Total cable service units are comprised of television subscribers, cable high-speed internet subscribers and cable telephony lines.

Core Cable Revenue

The increase in Core Cable revenue for the three months ended March 31, 2010, compared to the corresponding period of 2009, reflects the continued increasing penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous year to both our analog and digital cable services along with new promotional programs contributed to the growth in revenue.

Cable continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 7% from March 31, 2009 to March 31, 2010, to 74% of television households, compared to 69% as at March 31, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder (“PVR”) equipment continues to drive the growth in the digital subscriber base.

Rogers Communications Inc.	11	First Quarter 2010

Cable Internet Revenue

The year-over-year increase in Internet revenues for the three months ended March 31, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made during the previous twelve months and incremental revenue from additional usage charges for those customers who exceed monthly gigabyte allowances associated with their respective plans.

With the high-speed Internet base at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 71% of our television subscriber base, at March 31, 2010.

Rogers Home Phone Revenue

Rogers Home Phone revenue for the three months ended March 31, 2010, reflects the year-over-year growth in the cable telephony customer base comprised of cable telephony revenue growth of approximately 9% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The higher net additions of cable telephony lines in the first quarter of 2010 versus the corresponding period of 2009 is the result of increased demand for new phone packages introduced in the second quarter of 2009 and a modestly improved economic climate in Ontario.

Cable telephony lines in service grew 12% from March 31, 2009 to March 31, 2010. At March 31, 2010, cable telephony lines represented 26% of the homes passed by our cable networks and 42% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continues to significantly de-emphasize sales of the circuit-switched product. Of the 22,000 net line additions to cable telephony during the first quarter of 2010, approximately 3,000 were migrations of lines from our legacy circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the first quarter ended March 31, 2010 would have been 9% and 8%, respectively.

Cable Operations Operating Expenses

The increase in Cable Operations’ operating expenses for the three months ended March 31, 2010 compared to the corresponding period of 2009 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming and other content, network operations, and increases in information technology costs. Partially offsetting these increases were cost reduction and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Rogers Communications Inc.	12	First Quarter 2010

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 43.1% for the three months ended March 31, 2010, compared to 41.5% in the corresponding period of 2009.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg

RBS operating revenue	$133	$128	4

Operating expenses before the undernoted
Sales and marketing expenses	12	6	100
Operating, general and administrative expenses	113	107	6
	125	113	11
Adjusted operating profit(2)	8	15	(47)
Stock-based compensation recovery(3)	-	1	n/m
Integration and restructuring expenses(4)	(1)	-	n/m
Operating profit(2)	$7	$16	(56)

Adjusted operating profit margin(2)	6.0%	11.7%

(1)	The operating results of Blink are included in RBS’ results of operations from the date of acquisition on January 29, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	In the three months ended March 31, 2010, costs incurred relate to the integration of Blink.

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2010	2009	Chg

Local line equivalents(1)
Total local line equivalents	162	193	(31)

Broadband data circuits(2)
Total broadband data circuits	33	37	(4)

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

Rogers Communications Inc.	13	First Quarter 2010

RBS Revenue

The increase in RBS revenues reflects the increase in long-distance revenue and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier business. For the three months ended March 31, 2010, long-distance revenue increased, which was partially offset by a decline in RBS legacy data and local revenues, compared to the corresponding period of 2009.

RBS Operating Expenses

Operating, general and administrative expenses increased for the three months ended March 31, 2010, compared to the corresponding period of 2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carrier charges.

Sales and marketing expenses increased for the three months ended March 31, 2010, compared to the corresponding period of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS' launch of a new suite of Ethernet services.

RBS Adjusted Operating Profit

The increase in operating expenses described above led to an adjusted operating profit margin of 6.0% for the three months ended March 31, 2010, compared to 11.7% in the corresponding period of the prior year.

ROGERS RETAIL

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010	2009	% Chg

Rogers Retail operating revenue	$89	$102	(13)

Operating expenses before the undernoted	93	101	(8)
Adjusted operating profit (loss)(1)	(4)	1	n/m
Stock-based compensation recovery(2)	-	1	n/m
Integration and restructuring expenses(3)	-	(3)	n/m
Other items, net(4)	2	-	n/m
Operating loss(1)	$(2)	$(1)	100

Adjusted operating profit (loss) margin(1)	(4.5%)	1.0%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	In the three months ended March 31, 2009, costs incurred relate the closure of certain Rogers Retail stores.
(4)	Relates to the resolution of accruals relating to prior periods.

Rogers Communications Inc.	14	First Quarter 2010

Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three months ended March 31, 2010, compared to the corresponding period of 2009, was the result of a continued decline in video rental and sales activities combined with lower Wireless sales activity versus the prior year period.

During the first quarter, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences.  As a result of this integration, certain facilities and stores associated principally with the video rental portion of Retail will be closed.

Rogers Retail Adjusted Operating Profit (Loss)

Adjusted operating profit (loss) at Rogers Retail decreased for the three months ended March 31, 2010, compared to the corresponding period of 2009, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended March 31,
(In millions of dollars)	2010	2009	% Chg

Additions to PP&E
Customer premise equipment	$46	$33	39
Scalable infrastructure	40	35	14
Line extensions	8	8	-
Upgrades and rebuild	3	5	(40)
Support capital	21	23	(9)
Total Cable Operations	118	104	13
RBS	6	8	(25)
Rogers Retail	1	3	(67)
	$125	$115	9

Rogers Communications Inc.	15	First Quarter 2010

Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The increase in Cable Operations PP&E for the three months ended March 31, 2010 compared to the corresponding period in 2009 resulted primarily from higher spending associated with continuing to enhance the customer experience through new services on our Internet and Digital platforms. CPE spending in the corresponding period in 2009 was lower due to higher inventory levels built in late 2008 to take advantage of vendor pricing.

The RBS PP&E additions for the three months ended March 31, 2010 decreased slightly compared to the corresponding period of 2009 and reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2010	2009	% Chg

Operating revenue	$301	$284	6

Operating expenses before the undernoted	293	294	-
Adjusted operating profit (loss)(1)	8	(10)	n/m
Stock-based compensation recovery (expense)(2)	(4)	16	n/m
Operating profit(1)	$4	$6	(33)

Adjusted operating profit (loss) margin(1)	2.7%	(3.5%)

Additions to property, plant and equipment(1)	$5	$14	(64)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.

Media Revenue

The 6% increase in Media’s revenue for the three months ended March 31, 2010, compared to the corresponding period of 2009, represents the first quarterly revenue increase since the economic downturn began in the fourth quarter of 2008. This year-over-year growth reflects improvements in Media’s prime time TV ratings, increased subscriber fees and improvements in the economy and in consumer discretionary spending, which together are favorably impacting Television, Sportsnet and The Shopping Channel revenues. Media’s Radio revenues were relatively flat year-over-year, while Publishing and Sports Entertainment divisions reported revenue declines.

Rogers Communications Inc.	16	First Quarter 2010

Media Operating Expenses

Media’s operating expenses for the three months ended March 31, 2010 were flat compared to the corresponding period of 2009. This was driven by focused cost reduction programs across all of Media’s divisions over the past year and lower variable costs associated with printing and production at Publishing. However, this was partially offset by cost of goods sold increases at The Shopping Channel associated with higher sales volumes and certain planned increases in programming costs at Television and Sportsnet.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three months ended March 31, 2010, compared to the corresponding period of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused operating profit and margins to both increase significantly.

Media Additions to PP&E

Media’s PP&E additions in the three months ended March 31, 2010, declined from the corresponding period in 2009 due to the completion of Television’s new Ontario broadcasting facility combined with numerous cost containment initiatives across Media’s divisions.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Unaudited Interim Consolidated Financial Statements section entitled “Segmented Information”.

	Three months ended March 31,
(In millions of dollars)	2010	2009	% Chg

Net income	$380	$309	23
Income tax expense	164	160	3
Other (income) expense, net	1	(2)	n/m
Change in the fair value of derivative instruments	13	(10)	n/m
Foreign exchange (gain) loss	(12)	29	n/m
Interest on long-term debt	168	152	11
Operating income	714	638	12
Depreciation and amortization	408	444	(8)
Operating profit	1,122	1,082	4
Stock-based compensation expense (recovery)	24	(81)	n/m
Integration and restructuring expenses	2	4	(50)
Other items, net	15	-	n/m
Adjusted operating profit	$1,163	$1,005	16

Rogers Communications Inc.	17	First Quarter 2010

Net Income and Net Income Per Share

We recorded net income of $380 million for the three months ended March 31, 2010, or basic and diluted net income per share of $0.64, compared to net income of $309 million, or basic and diluted net income per share of $0.49, in the corresponding period in 2009.

On an adjusted basis, we recorded net income of $408 million for the three months ended March 31, 2010, or basic and diluted adjusted net income per share of $0.69, compared to net income of $256 million, or basic and diluted net income per share of $0.40, in the corresponding period in 2009.

Income Tax Expense

Our effective income tax rate for the three months ended March 31, 2010 was 30.1%. This did not materially differ from the 2010 statutory income tax rate of 30.5%. The effective tax rate for the three months ended March 31, 2009 was 34.1%.

	Three months ended March 31,
(In millions of dollars)	2010	2009

Statutory income tax rates	30.5%	32.2%

Income before income taxes	$544	$469

Income tax expense at statutory income tax rate on income before income taxes	$166	$151
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	(3)	15
Effect of tax rate changes	(8)	(6)
Other items	9	-

Income tax expense	$164	$160

Effective income tax rate	30.1%	34.1%

Rogers Communications Inc.	18	First Quarter 2010

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three months ended March 31, 2010 was primarily the result of the non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months ended March 31, 2010, the Canadian dollar strengthened by 3.52 cents versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Market-to-Market Value of Derivatives”.

Foreign Exchange Gain (Loss)

During the three months ended March 31, 2010, the Canadian dollar strengthened by 3.52 cents versus the U.S. dollar resulting in a foreign exchange gain of $12 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar weakened by 3.56 cents versus the U.S. dollar and resulted in a foreign exchange loss of $29 million during the three months ended March 31, 2009, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes (see above) and the US$400 million Senior Subordinated Notes dues 2012 which were not hedged and which were redeemed in December 2009.

Interest on Long-Term Debt

The $16 million increase in interest expense for the three months ended March 31, 2010, compared to the corresponding period of 2009, is primarily due to the increase in long-term debt at March 31, 2010 compared to March 31, 2009, including the impact of Derivatives.

Operating Income

The increase in operating income in the three months ended March 31, 2010, compared to the corresponding period of 2009, reflects the growth in revenue of $140 million offset by the increase of expenses of $100 million discussed above. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The change in depreciation and amortization expense for the three months ended March 31, 2010, compared to the corresponding period of 2009, primarily reflects the increase in depreciation on PP&E offset by the decrease in amortization of intangible assets that became fully amortized in the past year.

Rogers Communications Inc.	19	First Quarter 2010

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended March 31,
(In millions of dollars)	2010	2009

Wireless	$5	$(10)
Cable	3	(25)
Media	4	(16)
Corporate	12	(30)
	$24	$(81)

At March 31, 2010, we had a liability of $182 million, compared to a liability of $179 million at March 31, 2009, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2010, $18 million (2009 - $19 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense (recovery) in a given period, which is included in operating, general and administrative expenses in the Unaudited Interim Consolidated Financial Statements, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying price of the RCI Class B Non-voting shares. In March 2010, the federal budget introduced proposed changes to the tax treatment of stock-based compensation. If enacted, these changes could cause us to revise the structure of our plans or potentially forego deductions on cash settlement of stock options. Any potential revisions may affect the future classification and measurement of our stock-based compensation programs.

Integration and Restructuring Expenses

During the three months ended March 31, 2010, we incurred $2 million of restructuring expenses related to i) severances and restructuring expenses related to the outsourcing of certain information technology functions ($1 million); and ii) integration of acquired businesses and related restructuring ($1 million).

Other Items

During the three months ended March 31, 2010, we recorded $15 million of net adjustments related to the resolution of obligations and accruals relating to prior periods.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable and Media all increased for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.

For the three months ended March 31, 2010, consolidated adjusted operating profit increased to $1,163 million, from $1,005 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended March 31, 2010 and March 31, 2009, respectively, excludes: (i) stock-based compensation expense (recovery) of $24 million and $(81) million; (ii) integration and restructuring expenses of $2 million and $4 million; and (iii) other items of $15 million and $nil.

Rogers Communications Inc.	20	First Quarter 2010

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E included $35 million for the three months ended March 31, 2010 and $31 million for the three months ended March 31, 2009 both of which related to spending associated with an enterprise-wide billing and business support system initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

For the three months ended March 31, 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $903 million from $882 million in the corresponding period of 2009. The $21 million increase is primarily the result of a $158 million increase in adjusted operating profit, most notably offset by: a $114 million increase in current income tax expense ($107 million of which is non-cash and has been recorded to income tax payable); and a $16 million increase in interest expense.

Taking into account the changes in non-cash operating working capital items for the three months ended March 31, 2010, cash generated from operations was $853 million, compared to $688 million in the corresponding period of 2009. The cash generated from operations of $853 million, together with the receipt of $1 million from the issuance of Class B Non-Voting shares from the exercise of employee stock options, resulted in total net funds of approximately $854 million generated or raised in the three months ended March 31, 2010.

Net funds used during the three months ended March 31, 2010 totalled approximately $1,111 million, the details of which include the following:

•	additions to PP&E of $455 million, including $89 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $175 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 9 million Class B Non-Voting shares for an aggregate purchase price of $302 million;

•	acquisitions and other investments aggregating $133 million, including $130 million to acquire Blink Communications; and

•	payments for program rights of $46 million.

Rogers Communications Inc.	21	First Quarter 2010

Taking into account the opening cash balance of $383 million at the beginning of the period and the uses of funds described above, the cash balance at March 31, 2010 was $126 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2009 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2010.

At March 31, 2010, there were no advances outstanding under our $2.4 billion bank credit facility and the full amount is available to be withdrawn, less outstanding letters of credit of $70 million. No advances or repayments were made under the bank credit facility during the three months ended March 31, 2010.

Normal Course Issuer Bid

On February 17, 2010, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and which during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended March 31, 2010, we purchased approximately 9 million Class B Non-Voting shares for an aggregate purchase price of $302 million. Of these shares, 4 million were purchased pursuant to a private agreement between RCI and an arm’s length third party seller for an aggregate purchase price of $126 million. This purchase was made under issuer bid exemption orders issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

Rogers Communications Inc.	22	First Quarter 2010

During the three months ended March 31, 2010, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On March 31, 2010, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 94% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Economically Hedged Position

(In millions of dollars, except percentages)	March 31, 2010		December 31, 2009

U.S. dollar-denominated long-term debt	US $	5,540	US $	5,540

Hedged with Derivatives	US $	5,540	US $	5,540

Hedged exchange rate		1.2043		1.2043

Percent hedged (1)		100.0%		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	9,307	Cdn $	9,307
Total long-term debt at fixed rates	Cdn $	9,307	Cdn $	9,307
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		7.27%		7.27%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on March 31, 2010 and December 31, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 93.7% of U.S. dollar denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread ("Bond Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at March 31, 2010, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at March 31, 2010, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $1,142 million, which is $39 million less than the unadjusted risk-free mark-to-market net liability value.

Rogers Communications Inc.	23	First Quarter 2010

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$16	$(1,197)	$(1,181)

Mark-to-market value - credit-adjusted estimate (carrying value)	$16	$(1,158)	$(1,142)

Difference	$-	$(39)	$(39)

Long-term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	March 31, 2010	December 31, 2009

Long-term debt(1)	$8,267	$8,464

Net derivative liabilities at the risk-free analytical value(1)	$1,181	$1,027

Total	$9,448	$9,491

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Share Data

Set out below is our outstanding share data as at March 31, 2010 and at March 31, 2009. During the three months ended March 31, 2010, we purchased 9,013,400 Class B Non-Voting shares for an aggregate purchase price of $301.5 million. For additional information, refer to Note 18 of our 2009 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2010.

Rogers Communications Inc.	24	First Quarter 2010

	March 31, 2010	March 31, 2009
Common Shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	471,038,610	523,452,687
Total Common Shares	583,500,624	635,914,701

Options to purchase Class B Non-Voting shares

Outstanding options	13,681,953	16,033,938
Outstanding options exercisable	8,022,627	10,663,965

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

In February 2010, the Board adopted a dividend policy which increased the annual dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2010, the Board declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, such dividend was paid on April 1, 2010, to shareholders of record on March 5, 2010, and was the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level.

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

February 17, 2010	March 5, 2010	April 1, 2010	$0.32	$188

Rogers Communications Inc.	25	First Quarter 2010

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2009 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2009 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2009.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2009 Annual MD&A. Significant developments regarding those regulations since our 2009 MD&A was published on February 17, 2010 are as follows:

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

On March 22, 2010, in Broadcasting Decision 2010-167, the CRTC made the determination to implement a “value for signal” (VFS) regime that is similar to the U.S. “retransmission consent regime”.  Since the CRTC received conflicting legal opinions as to whether it has the authority to implement such a regime, it has asked the Federal Court of Appeal for a ruling on an expedited basis.  Implementation of the regime will be put on hold pending the ruling.

The proposed market-based negotiation regime will apply only to licensees of private local TV stations.  Broadcasters will choose on a station-by-station basis whether to: (1) negotiate with broadcasting distribution undertakings (“BDU”s) for the value of their signals; or (2) continue under the existing regulatory framework.  This choice will be valid for a fixed term of three years. Those who choose negotiation would forego mandatory distribution, priority channel placement and simultaneous substitution.  However, if unsuccessful after the CRTC-imposed timeline for negotiations, broadcasters can require a distributor to blackout their signal and the programs they have purchased the rights to that are airing on U.S. (i.e. NBC, CBS, FOX and ABC) or other Canadian services.  Negotiated compensation could be cash or a combination of cash and other consideration (e.g. channel placement, promotion, marketing).  The CRTC will only arbitrate should both parties request it.

On March 23, 2010, the CRTC also released its report  requested last fall by the Government of Canada Order-in-Council through the Minister of Canadian Heritage and Official Languages on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage.  The report simply referred to the conclusions and policy laid out in Decision 2010-167 in regard to the impact of any VFS regime on the various sectors of the communications industry.

The Report did recommend that the Government amend the Canadian Radio-television and Telecommunications Commission Act to clarify that the Commission has the power to award interim or final costs and incidentals to participants representing the views of consumers in broadcasting proceedings before it.  The report also recommended that the Government issue an Order in Council enjoining the CRTC to seek establishment by BDUs of an independent self-regulatory body to address complaints regarding broadcasting distribution services, and that this self-regulatory body work with the Commissioner for Complaints for Telecommunications Services to provide consumers with a single point of contact for consumer complaints.  Finally the report made a number of recommendations regarding government funding of consumer subsidies for set-top boxes and of an education campaign regarding the digital transition.

Rogers Communications Inc.	26	First Quarter 2010

Restrictions on Non-Canadian Ownership and Control

In its March 4, 2010 Budget, the federal government is acting to remove the existing restrictions on foreign ownership of Canadian satellites.  The government has also announced that it will review the foreign ownership restrictions currently applied to telecommunications companies. The House of Commons Standing Committee on Industry, Science and Technology has initiated a review including public hearings to study Canada's foreign ownership rules and regulations in the telecommunications sector.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2009 Annual MD&A, which was current as of February 17, 2010, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding. We applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements. Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, “opt-out” class actions. In an “opt-out” class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, “opt-out” class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs’ motion. In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee. In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. In March 2010, we were granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the “opt-in/opt-out” decision. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

Rogers Communications Inc.	27	First Quarter 2010

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2009 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months ended March 31, 2010 and March 31, 2009, total amounts paid by us to these related parties, directly or indirectly, were $9 million and $4 million, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

We have entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months ended March 31, 2010 and March 31, 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company's aircraft to a private Rogers' family holding company for cash proceeds of $19 million (U.S. $18 million).  The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2010, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2009 Annual MD&A.

Rogers Communications Inc.	28	First Quarter 2010

NEW ACCOUNTING STANDARDS

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for our interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. We have chosen to adopt these three sections on January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively. The adoption of the standards had no material impact on previously reports amounts.

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan as follows:

Activity	Milestones	Status
Financial reporting:
•    Assessment of accounting and reporting differences.

•    Selection of IFRS accounting policies and IFRS 1 elections.

•    Development of IFRS financial statement format, including disclosures.

•    Quantification of effects of conversion.

•    Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.

•    Senior management and Audit Committee sign-off on financial statement format during 2010.

•    Final quantification of conversion effects on 2010 comparative period by Q1 2011.

•    Senior management and Audit Committee preliminary approval obtained for IFRS accounting policies and IFRS 1 elections.

•    Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.

•    Preliminary IFRS financial statement format and disclosures drafted.

•    Preliminary impacts on opening balance sheet and Q1 2010 substantially completed.

Rogers Communications Inc.	29	First Quarter 2010

Systems and processes:
•    Assessment of impact of changes on systems and processes.

•    Implementation of any system and process design changes including training appropriate personnel.

•    Documentation and testing of internal controls over new systems and processes.
• Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. • Testing of internal controls for 2010 comparatives completed by Q1 2011.

•    Systems and process changes completed and operational for parallel run. Internal reporting changes underway.

•    Internal controls for impacted processes and transition updated and operational for parallel run.

•    Training on new systems, processes and internal controls completed.

Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.

•    Communicate conversion plan and progress internally and externally.
• Contracts updated/renegotiated by the end of 2010. • Communication at all levels throughout the conversion process.	• Preliminary assessment of impacts on other areas of the business completed. • Communication is ongoing. • Training for employees on expected impacts completed.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. As well, training for all other employees who will be impacted by our conversion to IFRS has been completed. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have.

Rogers Communications Inc.	30	First Quarter 2010

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS standards applicable at the conversion date are known. Our preliminary analysis of the impacts of transition to IFRS on specific areas is detailed below. When we are able to preliminarily determine the areas of significant impact on our financial reporting, including on our key performance indicators, systems and processes, and other areas of our business, we will disclose such impacts in our future MD&As.

Changes in Accounting Policies

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known. Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, we are only able to preliminarily estimate the anticipated impacts expected on our IFRS opening balance sheet for some of the differences. In other areas we are not yet able to reliably quantify the impacts to the consolidated financial statements for these differences. These quantifications will be completed throughout 2010. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Set out below are the key areas where changes in accounting policies are expected to impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRS and are intended to highlight those areas we believe to be most significant.

Share-Based Payments

IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units. Based on our preliminary calculations of the revised liability, we expect that the change will result in an insignificant increase in our liability for share based payments. Per the requirements of IFRS 1, this adjustment will be offset in opening retained earnings upon transition to IFRS.

Employee Benefits

IAS 19, Employee Benefits, (“IAS 19”) requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan. All of the past service costs for our pension plan are vested; therefore, we expect that the impact of transition will result in a reduction of the opening pension asset balance equal to the amount of any previously unrecognized past service costs.

Rogers Communications Inc.	31	First Quarter 2010

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses. We intend to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss.

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. Our current accounting policy is to measure the defined benefit obligation and plan assets at September 30, 2009. The impact of this difference has not been finalized, but is expected to further reduce the pension asset.

Also IAS 19 limits the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs.  This restriction is expected to apply to one of our pension plans at the date of transition further reducing the pension asset.

The overall impact of the above differences, along with elections we expect to make under IFRS 1 relating to unrecognized actuarial losses and transitional assets under Canadian GAAP (see below), has not been finalized however it has been estimated to result in a significant reduction in the net pension asset and to give rise to an estimated opening pension liability reflecting the deficit position of the plan at the date of transition. This adjustment will be offset through opening retained earnings.

Borrowing Costs

IAS 23, Borrowing Costs (“IAS 23”), requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we elected the accounting policy choice to expense these costs as incurred. IFRS 1 provides an election that permits application of the requirements of IAS 23 prospectively from the date of transition, January 1, 2010. We intend to apply this election and consequently, do not expect to have an adjustment on its opening IFRS balance sheet.

Fixed Assets: Componentization

IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of PP&E and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable.  We are currently conducting a final review of our PP&E to identify if any additional components are required to be recognized on transition to IFRS. Any adjustment that is required will result in an increase or decrease to accumulated amortization related to the new component with a corresponding offset in opening retained earnings.

Rogers Communications Inc.	32	First Quarter 2010

Joint Ventures

IAS 31, Interests in Joint Ventures (“IAS 31”) currently provides us with a policy choice to account for joint ventures using either proportionate consolidation or the equity method. The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2010. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Consequently, we expect to adopt the equity method upon transition to IFRS to minimize the impact of the new standard in the post transition period.  The impact of using the equity method is anticipated to result in reductions of the opening balances for current assets, property, plant and equipment, intangible assets and current liabilities with an offsetting increase in investments.

Financial Instruments: Transaction Costs

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Under Canadian GAAP these costs are recognized immediately in net income. Initial application of IAS 39 will result in a reduction in long-term debt on the date of transition. This adjustment will be offset through opening retained earnings.

Financial Instruments: Hedge Accounting

When assessing hedge effectiveness under IAS 39, we will be required to include in the test the risk that the parties to the hedging instrument will default by failing to make payment. Under Canadian GAAP, we elected not to include credit risk in the hedge effectiveness tests. Upon transition to IFRS, we intend to continue to apply hedge accounting to all of our hedging arrangements for which Canadian GAAP hedge accounting is applied and which meet the IFRS hedge accounting criteria, including passing the revised effectiveness tests.

Customer Loyalty Programs

IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”) requires a revenue approach in accounting for customer loyalty programs. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue. The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. The application of IFRIC 13 is expected to result in a reclassification of revenue between the network and equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from accrued liabilities to unearned revenue. Furthermore, we will also be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted. While we have not yet finalized the impact of applying the revenue approach for the accounting for loyalty programs, we expect the difference to result in an insignificant reduction in the liability on adoption of IFRS.

Rogers Communications Inc.	33	First Quarter 2010

Impairment of Assets

International Accounting Standard 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. The difference in methodologies may potentially result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

We are in the process of completing the impairment testing for the opening balance sheet under IFRS.

Provisions for Onerous Contracts

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires an entity to recognize a provision when a contract becomes onerous, that is when it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Canadian GAAP only requires the recognition of such a liability in certain situations (e.g. for operating leases that the entity has ceased to use). This difference could result in recognition of an obligation under IFRS that was not previously recognized under Canadian GAAP. We are currently reviewing all significant contracts to determine if any were onerous at the date of transition.

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Rogers Communications Inc.	34	First Quarter 2010

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.
Employee Benefits	We expect to elect to recognize any actuarial gains/losses as at January 1, 2010 in retained earnings.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the first quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2009 Annual MD&A.

2010 FINANCIAL AND OPERATING GUIDANCE

At this point in the year we have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February 17, 2010. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	35	First Quarter 2010

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and adjusted operating profit margin)	2010	2009

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,515	$1,406
Divided by: average postpaid wireless voice and data subscribers	7,000	6,496
Divided by: 3 months for the quarter	3	3
	$72.14	$72.15

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$66	$67
Divided by: average prepaid subscribers	1,497	1,479
Divided by: 3 months for the quarter	3	3
	$14.70	$15.10

Blended ARPU (monthly)
Voice and data revenue	$1,581	$1,473
Divided by: average wireless voice and data subscribers	8,497	7,975
Divided by: 3 months for the quarter	3	3
	$62.02	$61.57

Adjusted operating profit margin
Adjusted operating profit	$832	$710
Divided by: network revenue	1,581	1,473
Adjusted operating profit margin	52.6%	48.2%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended March 31,
(In millions of dollars, except adjusted operating profit margin)	2010	2009

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$340	$308
Divided by revenue	789	743
Cable Operations adjusted operating profit margin	43.1%	41.5%

RBS adjusted operating profit margin:
Adjusted operating profit	$8	$15
Divided by revenue	133	128
RBS adjusted operating profit margin	6.0%	11.7%

Rogers Communications Inc.	36	First Quarter 2010

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended March 31,
(In millions of dollars, number of shares outstanding in millions)	2010	2009

Operating profit	$1,122	$1,082
Add (deduct):
Stock-based compensation expense (recovery)	24	(81)
Integration and restructuring expenses	2	4
Other items, net	15	-
Adjusted operating profit	$1,163	$1,005

Net income	$380	$309
Add (deduct):
Stock-based compensation expense (recovery)	24	(81)
Integration and restructuring expenses	2	4
Other items, net	15	-
Income tax impact	(13)	24
Adjusted net income	$408	$256

Adjusted basic and diluted earnings per share:
Adjusted net income	$408	$256
Divided by: weighted average number of shares outstanding	590	636
Adjusted basic and diluted earnings per share	$0.69	$0.40

Rogers Communications Inc.	37	First Quarter 2010

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2010	2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4

Operating Revenue
Wireless	$1,662	$1,544	$1,616	$1,760	$1,734	$1,522	$1,727	$1,655
Cable	997	968	972	989	1,019	938	961	985
Media	301	284	366	364	393	409	386	394
Corporate and eliminations	(73)	(49)	(63)	(77)	(89)	(66)	(92)	(93)
	2,887	2,747	2,891	3,036	3,057	2,803	2,982	2,941

Operating profit (loss) before the undernoted
Wireless	832	710	742	846	744	769	693	639
Cable	344	324	332	329	325	304	318	313
Media	8	(10)	37	36	52	52	43	46
Corporate and eliminations	(21)	(19)	(28)	(30)	(20)	(36)	(29)	(30)
	1,163	1,005	1,083	1,181	1,101	1,089	1,025	968
Stock-based compensation recovery (expense)(1)	(24)	81	(13)	(6)	(29)	(53)	62	(25)
Settlement of pension obligations(2)	-	-	-	-	(30)	-	-	-
Integration and restructuring expenses(3)	(2)	(4)	(37)	(11)	(65)	(3)	(2)	(41)
Contract termination fees(4)	-	-	-	(12)	(7)	-	-	-
Other items, net(5)	(15)	-	-	-	-	-	-	-
Adjustment for CRTC Part II fees decision(6)	-	-	-	-	79	(37)	-	-
Operating profit(7)	1,122	1,082	1,033	1,152	1,049	996	1,085	902
Depreciation and amortization	408	444	446	416	424	420	429	471
Impairment losses on goodwill, intangible assets
and other long-term assets(8)	-	-	-	-	18	-	-	294
Operating income	714	638	587	736	607	576	656	137
Interest on long-term debt	(168)	(152)	(156)	(166)	(173)	(133)	(147)	(157)
Debt issuance costs	-	-	(5)	-	(6)	-	(16)	-
Other income (expense)	(2)	(17)	73	44	(30)	11	16	(31)
Income tax expense	(164)	(160)	(125)	(129)	(88)	(153)	(14)	(87)
Net income (loss) for the period	$380	$309	$374	$485	$310	$301	$495	$(138)

Net income (loss) per share:
Basic	$0.64	$0.49	$0.59	$0.79	$0.51	$0.47	$0.78	$(0.22)
Diluted	$0.64	$0.49	$0.59	$0.79	$0.51	$0.47	$0.78	$(0.22)

Additions to property, plant and equipment(7)	$366	$359	$434	$491	$571	$481	$436	$783

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Blink, Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)	Relates to resolution of obligations and accruals relating to prior periods.
(6)
Relates to an adjustment for CRTC Part II fees related to prior periods. The adjustments related to Part II CRTC fees are applicable to the quarters in which they occur and only partially impact the full years.

(7)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(8)
In the fourth quarter of 2009 and 2008, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets; and $294 million in 2008 with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Rogers Communications Inc.	38	First Quarter 2010

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2010	2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4

Operating Revenue
Wireless	$1,662	$1,544	$1,616	$1,760	$1,734	$1,522	$1,727	$1,655
Cable	997	968	972	989	1,019	938	961	985
Media	301	284	366	364	393	409	386	394
Corporate and eliminations	(73)	(49)	(63)	(77)	(89)	(66)	(92)	(93)
	2,887	2,747	2,891	3,036	3,057	2,803	2,982	2,941

Adjusted operating profit (loss)(2)
Wireless	832	710	742	846	744	769	693	639
Cable	344	324	332	329	325	304	318	313
Media	8	(10)	37	36	52	52	43	46
Corporate and eliminations	(21)	(19)	(28)	(30)	(20)	(36)	(29)	(30)
	1,163	1,005	1,083	1,181	1,101	1,089	1,025	968
Depreciation and amortization	408	444	446	416	424	420	429	471
Adjusted operating income	755	561	637	765	677	669	596	497
Interest on long-term debt	(168)	(152)	(156)	(166)	(173)	(133)	(147)	(157)
Other income (expense)	(2)	(17)	73	44	(23)	11	16	(31)
Income tax expense	(177)	(136)	(142)	(138)	(111)	(183)	-	(145)
Adjusted net income for the period	$408	$256	$412	$505	$370	$364	$465	$164

Adjusted net income per share:
Basic	$0.69	$0.40	$0.65	$0.82	$0.61	$0.57	$0.73	$0.26
Diluted	$0.69	$0.40	$0.65	$0.82	$0.61	$0.57	$0.73	$0.26

Additions to property, plant and equipment(2)	$366	$359	$434	$491	$571	$481	$436	$783

(1)
This quarterly summary has been adjusted to exclude stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, adjustments to CRTC Part II fees related to prior periods, pension settlement, other items, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	39	First Quarter 2010

SUPPLEMENTARY INFORMATION
Summary Financial Results of Long-Term Debt Guarantors

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI.  RCI's public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. ("RCCI"), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership ("RWP"), a wholly owned subsidiary, as an unsecured guarantor while RCI's public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the public debt issued by RCI, the bank credit facility and the Derivatives. Accordingly, RCI's bank debt, senior public debt and Derivatives rank pari passu on an unsecured basis.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RWP and RCCI (the “Guarantors”), on a combined basis; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended March 31 (unaudited)
	RCI (1)(2)		Guarantors (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Ammounts

	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Statement of Income Data:
Revenue	$22	$23	$2,228	$2,197	$741	$605	$(104)	$(78)	$2,887	$2,747
Operating income (loss)	(46)	(2)	627	577	147	120	(14)	(57)	714	638
Net income (loss)	380	309	619	475	(178)	(115)	(441)	(360)	380	309

	As at period end (unaudited)
	RCI (1)(2)		Guarantors (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Ammounts
	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
(In millons of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Balance Sheet Data (at period end):
Current assets	$3,158	$3,339	$5,755	$5,296	$3,638	$3,349	$(10,686)	$(9,729)	$1,865	$2,255
Non-current assets	22,551	21,681	8,381	8,366	8,449	8,328	(24,499)	(23,612)	14,882	14,763
Current liabilities	8,514	7,724	3,857	4,005	917	748	(10,685)	(9,729)	2,603	2,748
Non-current liabilities	9,366	9,489	146	147	75	81	262	280	9,849	9,997

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)
Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	40	First Quarter 2010

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2009 Annual MD&A.

Rogers Communications Inc.	41	First Quarter 2010

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, April 28, 2010. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	42	First Quarter 2010

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2010 and 2009

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)
	Three months ended
	March 31,
	2010	2009

Operating revenue	$2,887	$2,747

Operating expenses:
Cost of sales	303	310
Sales and marketing	252	281
Operating, general and administrative	1,208	1,070
Integration and restructuring (note 4)	2	4
Depreciation and amortization	408	444

Operating income	714	638

Interest on long-term debt	(168)	(152)
Foreign exchange gain (loss)	12	(29)
Change in fair value of derivative instruments	(13)	10
Other income (expenses), net	(1)	2

Income before income taxes	544	469

Income tax expense:
Current	114	-
Future	50	160
	164	160

Net income for the period	$380	$309

Basic and diluted net income per share (note 5)	$0.64	$0.49

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)
	March 31,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$126	$383
Accounts receivable	1,165	1,310
Other current assets	438	338
Current portion of derivative instruments (note 10)	1	4
Future income tax assets	135	220
	1,865	2,255

Property, plant and equipment	8,190	8,197
Goodwill	3,111	3,018
Intangible assets	2,626	2,643
Investments	645	547
Derivative instruments (note 10)	15	78
Other long-term assets	295	280

	$16,747	$17,018

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,905	$2,175
Income tax payable	315	208
Current portion of long-term debt (note 6)	1	1
Current portion of derivative instruments (note 10)	82	80
Unearned revenue	300	284
	2,603	2,748

Long-term debt (note 6)	8,266	8,463
Derivative instruments (note 10)	1,076	1,004
Other long-term liabilities	128	133
Future income tax liabilities	379	397
	12,452	12,745

Shareholders' equity (note 8)	4,295	4,273

	$16,747	$17,018

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Three months ended March 31, 2010
	Class A Voting			Class B Non-Voting					Accumulated
	shares			shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income	equity
		(000s	)		(000s	)

Balances, January 1, 2010	$72	112,462		$456	479,948		$2,304	$1,398	$43	$4,273
Net income for the period	-	-		-	-		-	380	-	380
Shares issued on exercise of stock options	-	-		4	104		-	-	-	4
Dividends declared	-	-		-	-		-	(188)	-	(188)
Repurchase of Class B Non-Voting shares (note 8)	-	-		(9)	(9,013)		(278)	(15)	-	(302)
Other comprehensive income	-	-		-	-		-	-	128	128

Balances, March 31, 2010	$72	112,462		$451	471,039		$2,026	$1,575	$171	$4,295

Three months ended March 31, 2009

									Accumulated
	Class A Voting			Class B Non-Voting					other
	shares			shares					comprehensive	Total
		Number			Number		Contributed	Retained	income	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	(loss)	equity
		(000s	)		(000s	)
Balances, January 1, 2009	$72	112,462		$488	523,430		$3,560	$691	$(95)	$4,716
Net income for the period	-	-		-	-		-	309	-	309
Shares issued on exercise of stock options	-	-		1	23		-	-	-	1
Dividends declared	-	-		-	-		-	(184)	-	(184)
Other comprehensive income	-	-		-	-		-	-	13	13

Balances, March 31, 2009	$72	112,462		$489	523,453		$3,560	$816	$(82)	$4,855

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended
	March 31,
	2010	2009

Net income for the period	$380	$309

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	87	(22)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(150)	240
Reclassification to net income of foreign exchange gain (loss) on long-term debt	184	(185)
Reclassification to net income of accrued interest	23	4
	57	59

Other comprehensive income before income taxes	144	37

Related income taxes	(16)	(24)
	128	13

Comprehensive income for the period	$508	$322

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended
	March 31,
	2010	2009

Cash provided by (used in):

Operating activities:
Net income for the period	$380	$309
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	408	444
Program rights and Rogers Retail rental amortization	49	40
Future income taxes	50	160
Unrealized foreign exchange loss (gain)	(12)	27
Change in fair value of derivative instruments	13	(10)
Pension contributions, net of expense	(10)	(5)
Stock-based compensation expense (recovery)	24	(81)
Amortization on fair value increment of long-term debt	(2)	(1)
Other	3	(1)
	903	882
Change in non-cash operating working capital items	(50)	(194)
	853	688

Investing activities:
Additions to property, plant and equipment ("PP&E")	(366)	(359)
Change in non-cash working capital items related to PP&E	(89)	(131)
Deposit on acquisition of spectrum licences	(10)	-
Acquisition of Blink Communications Inc. (note 3)	(130)	-
Additions to program rights	(46)	(44)
Other	7	(1)
	(634)	(535)

Financing activities:
Issuance of long-term debt	-	365
Repayment of long-term debt	-	(435)
Repurchase of Class B Non-Voting shares	(302)	-
Proceeds received on exercise of stock options	1	-
Dividends paid	(175)	(159)
	(476)	(229)

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended
	March 31,
	2010	2009

Decrease in cash and cash equivalents	(257)	(76)

Cash and cash equivalents (deficiency), beginning of period	383	(19)

Cash and cash equivalents (deficiency), end of period	$126	$(95)

Supplemental cash flow information:
Income taxes paid	$7	$-
Interest paid	146	153

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$145	$246
Increase in other assets	(119)	(74)
Decrease in accounts payable and accrued liabilities	(199)	(432)
Increase in income tax payable	107	-
Increase in unearned revenue	16	66

	$(50)	$(194)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively, the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2009 (the "2009 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 financial statements except for the adoption of new accounting policies described below.

(a)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests:

In October 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1582, Business Combinations ("CICA 1582"), concurrently with Handbook Sections 1601, Consolidated Financial Statements ("CICA 1601"), and 1602, Non-controlling Interests ("CICA 1602"). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has chosen to adopt these three sections on January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively. The adoption of these standards had no material impact on previously reported amounts.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

(b)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended March 31, 2010					Three months ended March 31, 2009
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,662	$997	$301	$(73)	$2,887	$1,544	$968	$284	$(49)	$2,747

Cost of sales	237	43	39	(16)	303	225	49	37	(1)	310
Sales and marketing	111	108	50	(17)	252	140	107	52	(18)	281
Operating, general and administrative*	482	502	204	(19)	1,169	469	488	205	(11)	1,151
	832	344	8	(21)	1,163	710	324	(10)	(19)	1,005
Integration and restructuring	1	1	-	-	2	-	4	-	-	4
Stock-based compensation expense (recovery)*	5	3	4	12	24	(10)	(25)	(16)	(30)	(81)
Other items, net*	10	5	-	-	15	-	-	-	-	-
	816	335	4	(33)	1,122	720	345	6	11	1,082

Depreciation and amortization	166	198	15	29	408	156	204	14	70	444

Operating income (loss)	$650	$137	$(11)	$(62)	714	$564	$141	$(8)	$(59)	638

Interest on long-term debt					(168)					(152)
Foreign exchange gain (loss)					12					(29)
Change in fair value of derivative instruments					(13)					10
Other income (expenses), net					(1)					2

Income before income taxes					$544					$469

Additions to PP&E	$199	$125	$5	$37	$366	$174	$115	$14	$56	$359

*Included with operating, general and administrative expenses in unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended March 31, 2010					Three months ended March 31, 2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$789	$133	$89	$(14)	$997	$743	$128	$102	$(5)	$968

Cost of sales	-	-	43	-	43	-	-	49	-	49
Sales and marketing	52	12	45	(1)	108	55	6	46	-	107
Operating, general and administrative*	397	113	5	(13)	502	380	107	6	(5)	488
	340	8	(4)	-	344	308	15	1	-	324
Integration and restructuring	-	1	-	-	1	1	-	3	-	4
Stock-based compensation expense (recovery)*	3	-	-	-	3	(23)	(1)	(1)	-	(25)
Other items, net*	7	-	(2)	-	5	-	-	-	-	-
	$330	$7	$(2)	$-	335	$330	$16	$(1)	$-	345

Depreciation and amortization					198					204

Operating income					$137					$141

Additions to PP&E	$118	$6	$1	$-	$125	$104	$8	$3	$-	$115

*Included with operating, general and administrative expenses in unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

3.	Business combinations:

On January 29, 2010, the Company entered into an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. ("Blink"), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $130 million.  Blink is a facilities based, data network service provider that delivers next generation and leading edge services, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga, Ontario areas.  The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective January 29, 2010.  The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.  The Company will finalize the valuation of the PP&E and identifiable intangible assets acquired by the end of the current fiscal year.  The costs of the acquisition amounted to approximately $1 million and have been charged to integration and restructuring expenses.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$130

Current assets	$2
PP&E	35
Customer lists	2
Future income tax liabilities	(1)
Current liabilities	(1)

Preliminary fair value of net assets acquired	$37

Goodwill	$93

The goodwill has been allocated to the Rogers Business Solutions ("RBS") reporting segment and is not tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

4.	Integration and restructuring expenses:

During the three months ended March 31, 2010, the Company incurred $2 million of integration and restructuring expenses related to: (i) severances and restructuring expenses related to the outsourcing of certain information technology functions ($1 million); and (ii) integration of acquired businesses and related restructuring ($1 million).

The following provides a summary of changes in accounts payable and accrued liabilities associated with the integration and restructuring activities.

	As at			As at
	December 31,			March 31,
	2009	Additions	Payments	2010

2008 severances to improve Company's cost structure	$8	$-	$(2)	$6
2009 severances to improve Company's cost structure in Media and combine Cable and Wireless ongoing activities	73	-	(18)	55
Severances related to RBS restructuring costs	2	-	-	2
Outsourcing of certain information technology functions	9	1	(3)	7
Retail store closures	2	-	-	2
Integration of acquired businesses	2	1	(1)	2

	$96	$2	$(24)	$74

The liability of $74 million is expected to be paid over fiscal 2010 and 2011.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

5.	Net income per share:

	Three months ended
	March 31,
	2010	2009

Numerator:
Net income for the period, basic and diluted	$380	$309

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	590	636

Basic and diluted net income per share	$0.64	$0.49

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

6.	Long-term debt:

	Due	Principal		Interest	March 31,	December 31,
	date	amount		rate	2010	2009

Corporate:
Bank credit facility				Floating	$-	$-
Senior Notes	2016		$1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.	1,400	6.80%	1,422	1,471
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2038	U.S.	350	7.50%	356	368
Senior Notes	2039		500	6.68%	500	500

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S.	490	9.625%	497	515
Senior Notes	2011		460	7.625%	460	460
Senior Notes	2012	U.S.	470	7.25%	477	494
Senior Notes	2014	U.S.	750	6.375%	762	788
Senior Notes	2015	U.S.	550	7.50%	559	578
Fair value increment arising from purchase accounting					4	6

Formerly Rogers Cable Inc.:
Senior Notes	2011		175	7.25%	175	175
Senior Notes	2012	U.S.	350	7.875%	356	368
Senior Notes	2013	U.S.	350	6.25%	356	368
Senior Notes	2014	U.S.	350	5.50%	356	368
Senior Notes	2015	U.S.	280	6.75%	283	294
Senior Debentures	2032	U.S.	200	8.75%	203	210

Capital leases and other				Various	1	1
					8,267	8,464

Less current portion					1	1

					$8,266	$8,463

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

7.	Pensions:

During the three months ended March 31, 2010, the Company recorded pension expense in the amount of $7 million (2009 - $6 million).  In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2010 was $1 million (2009 - $1 million).

8.	Shareholders' equity:

(a)	Dividends:

In February 2010, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.16 to $1.28 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 16, 2010, the Board of Directors declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on April 1, 2010, to shareholders of record on March 5, 2010, and is the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level.

(b)	Normal course issuer bid:

In February 2010, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

8.	Shareholders' equity (continued):

In the three months ended March 31, 2010, the Company repurchased for cancellation an aggregate 9,013,400 Class B Non-Voting shares for an aggregate purchase price of $301.5 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $8.6 million, $278.1 million and $14.8 million, respectively.  An aggregate 5,013,400 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $175.9 million.  The remaining 4,000,000 of these shares were repurchased for cancellation pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $125.6 million.  This purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

9.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended
	March 31,
	2010	2009

Stock options	$18	$(73)
Restricted share units	5	(3)
Deferred share units	1	(5)

	$24	$(81)

During the three months ended March 31, 2010, the Company granted 1,274,425 (2009 - 2,321,950) stock options to employees, including stock options and performance options.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

9.	Stock-based compensation (continued):

The weighted average exercise price of stock options granted during the three months ended March 31, 2010 was $34.54 per share (2009 - $29.40).

During the three months ended March 31, 2010, the Company issued 651,781 (2009 - 192,456) restricted share units to employees.  As at March 31, 2010, 1,554,502 (December 31, 2009 - 1,060,223) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

During the three months ended March 31, 2010, $18 million (2009 - $19 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2009.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

(b)	Derivative instruments:

The effect of estimating fair value using credit-adjusted interest rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at March 31, 2010 is illustrated in the table below.  As at March 31, 2010, the credit-adjusted net liability position of the Company's Derivative portfolio was $1,142 million, which is $39 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value -risk-free analysis	$16	$(1,197)	$(1,181)
Mark-to-market value -credit-adjusted estimate (carrying value)	16	(1,158)	(1,142)

Difference	$-	$(39)	$(39)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At March 31, 2010, 93.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At March 31, 2010, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$575	1.0250	$589	$16	$16
As liabilities	4,615	1.2401	5,723	(1,189)	(1,150)
Net mark-to-market liability				(1,173)	(1,134)

Derivatives not accounted for as hedges:
As liabilities	360	1.0400	374	(8)	(8)
Net mark-to-market liability				(8)	(8)

Net mark-to-market liability				$(1,181)	(1,142)

Less net current liability portion					(81)

Net long-term liability portion					$(1,061)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At December 31, 2009, 93.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2009, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)
Net mark-to-market liability				(1,033)	(1,007)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market asset				6	5

Net mark-to-market liability				$(1,027)	(1,002)

Less net current liability portion					(76)

Net long-term liability portion					$(926)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company.  During the three months ended March 31, 2010 and 2009, total amounts paid by the Company to these related parties, directly or indirectly, were $9 million and $4 million, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from (paid to) these related parties, during the three months ended March 31, 2010 and 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company's aircraft to a private Rogers' family holding company for cash proceeds of $19 million (U.S. $18 million).  The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2010 and 2009

12.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action. As a national, "opt-in" class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding.  The Company applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal.  That application was later adjourned pending the hearing of certain motions. In December 2007, the Company brought a motion to stay the proceeding based on the arbitration clause in wireless service agreements.  The Company's motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.  In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions.  In an "opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province.  As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, "opt-out" class action.  In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion.  In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee.  In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. In March 2010, the Company was granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the "opt-in/opt-out" decision.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.  If the ultimate resolution of this action differs from the Company's assessment and assumptions, a material adjustment to the financial position and results of operations could result.